SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

Aviva plc

Half Year Report 2014
7 August 2014

Aviva plc

2014 Interim Results Announcement

Mark Wilson, Group Chief Executive Officer, said:

"The half year results show that momentum in Aviva's turnaround continues. All of our key metrics have improved, operating earnings per share are up 16%, and book value has increased 7%.

"We have reduced our debt, decreased expenses and increased profit - this is just good business. Aviva remains a work in progress, and these results are a step in the right direction."

Cash flow	■ Cash remittances up 7% at £612 million (HY13: £573 million) ■ Operating capital generation1 stable at £910 million (HY13: £933 million2) ■ Interim dividend per share up 4.5% at 5.85p (HY13: 5.60p).
Profit
■ Operating profit1 4% higher at £1,052 million (HY13: £1,008 million)
■ Operating EPS1 16% higher at 23.6p (HY13: 20.3p)
■ IFRS profit after tax1 up 113% at £863 million (HY13: £406 million) due to lower        restructuring costs and positive investment variances

Expenses
■ Operating expenses1,3 £1,399 million, down £129 million (HY13: £1,528 million)
■ Expense reduction equivalent to £568 million annualised savings vs. £400 million target
■ Operating expense ratio1 of 52.1% (HY13: 54.8%)

Value of new business	■ Value of new business4 up 9%5 at £453 million (HY13: £428 million2) ■ Poland, Turkey and Asia4 grew 54%5 and contributed 25% of Group VNB (HY13: 19%)
Combined operating ratio	■ Combined operating ratio (COR) improved to 95.5% (HY13: 96.2%) ■ UK COR of 94.3%, best in 7 years
Balance sheet
■ IFRS net asset value per share up 7% at 290p (FY13: 270p)
■ MCEV net asset value per share up 3% at 478p (FY13: 463p2)
■ External leverage ratio 46%6 of tangible capital (FY13: 50%), 30% on S&P basis
■ Intercompany loan reduced to £3.6 billion at end of July 2014 (Feb14: £4.1 billion)
■ Economic capital surplus7 £8.0 billion (FY13: £8.3 billion), coverage ratio 180%

1 On a continuing basis, excluding US Life.
2 Comparatives have been restated to reflect the changes in MCEV methodology. See F1 - MCEV Basis of Preparation for further details.
3 Operating expenses excludes integration and restructuring costs.
4 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.
5 On a constant currency basis.
6 External leverage ratio excludes the impact of the debt raised in July 2014.

7    The economic capital represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

------------------------------------

Key financial metrics

Cash

	Cash remitted to Group			Operating capital generation
Continuing operations	6 months 2014 £m	6 months 2013 £m	Sterling % change	6 months 2014 £m	Restated1 6 months 2013 £m	Sterling % change
United Kingdom & Ireland Life	350	300	17%	414	258	60%
United Kingdom & Ireland General Insurance & Health	-	-	-	228	216	6%
Europe	225	209	8%	258	321	(20)%
Canada	-	63	(100)%	40	108	(63)%
Asia and Other	37	1	-	(30)	30	(200)%
Total	612	573	7%	910	933	(2)%

Operating profit before tax: IFRS basis

Continuing operations	6 months 2014 £m	6 months 2013 £m	Sterling % change
Life business	954	910	5%
General insurance and health	403	428	(6)%
Fund management	48	42	14%
Other*	(353)	(372)	5%
Total	1,052	1,008	4%

* Includes other operations, corporate centre costs and group debt and other interest costs.

Expenses

Continuing operations	6 months 2014 £m	6 months 2013 £m	Sterling % change
Operating expenses	1,399	1,528	(8)%
Integration & restructuring costs	42	164	(74)%
Expense base	1,441	1,692	(15)%

Operating expense ratio	52.1%	54.8%	(2.7)pp
Value of new business

Continuing operations	6 months 2014 £m	Restated1 6 months 2013 £m	Sterling % change2	Constant currency % change2
United Kingdom & Ireland	183	226	(19)%	(19)%
France	110	90	23%	27%
Poland3	34	21	58%	64%
Italy3, Spain3, Turkey & Other	58	50	16%	30%
Asia3	66	41	62%	76%
Aviva Investors	2	-	-	-
Value of new business - excluding Eurovita, Aseval & Malaysia	453	428	6%	9%
Eurovita, Aseval & Malaysia	(9)	(2)	-	-
Value of new business	444	426	4%	7%
General insurance combined operating ratio

Continuing operations	6 months 2014 £m	6 months 2013 £m	Change
United Kingdom & Ireland	94.4%	96.9%	(2.5)pp
Europe	96.4%	97.0%	(0.6)pp
Canada	96.8%	92.4%	4.4pp
General insurance combined operating ratio	95.5%	96.2%	(0.7)pp
IFRS profit after tax

	6 months 2014 £m	6 months 2013 £m	Sterling % change
IFRS profit after tax - continuing operations	863	406	113%
IFRS profit after tax - total	863	776	11%
Interim dividend

	6 months 2014	6 months 2013	Sterling % change
Interim dividend per share	5.85p	5.60p	4.5%
Capital position

	30 June 2014 £bn	31 December 2013 £bn	Sterling % change
Estimated economic capital surplus4	8.0	8.3	(4)%
Estimated IGD solvency surplus4	3.3	3.6	(8)%
IFRS net asset value per share	290p	270p	7%
MCEV net asset value per share (restated)1,5	478p	463p	3%

1 Comparatives have been restated to reflect the changes in MCEV methodology. See F1 - MCEV Basis of Preparation for further details.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.

4    The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations as at 30 June 2013 and 31 December 2013 at their expected fair value, as represented by expected sale proceeds, less cost to sell at those dates.

------------------------------------------------

Group Chief Executive Officer's Report

Overview

Progress has accelerated in 2014, and we are reporting improvement in all five of our key metrics, cash (+7%), operating profit (+4%), expenses (-8%), combined operating ratio (-0.7ppt) and value of new business1,2 (+9%3). This is despite a number of challenges in the period including an overhaul of the UK annuity market, a particularly harsh winter in Canada, UK floods and a stronger Sterling.

We have been resolute in improving efficiency and our results are starting to reflect this. Operating expenses are £129 million lower, at £1,399 million (HY13: £1,528 million). This implies an annualised expense reduction of £568 million by the end of 2014, ahead of the £400 million target set in 2012. "Below-the-line" integration and restructuring expenses of £42 million are 74% lower year-on-year (HY13: £164 million). Higher profit and lower operating expenses have resulted in an operating expense ratio of 52.1% (HY13: 54.8%). This is adequate progress towards our target of achieving an expense ratio of below 50% by the end of 2016.

IFRS book value per share has increased 7% to 290p per share. As a result, our external leverage ratio has improved to 46% (FY13: 50%) and 30% on an S&P basis. The intercompany loan balance is now £3.6 billion and we are on track to achieve our £2.2 billion target by the end of 2015. Economic capital surplus is £8.0 billion, implying a coverage ratio of 180% and holding company liquidity is £1.2 billion. With lower leverage, significantly improved economic capital and liquidity over the past 12 months, Aviva's financial strength is being restored. The interim dividend has increased 4.5% to 5.85p (HY13: 5.60p), consistent with   the growth in the 2013 final dividend.

While some macro-economic trends are encouraging, we are not waiting for the markets to spur improvement in results. We will drive our true customer composite and digital first strategy through our businesses, while remaining focused on markets in which we can win.

Cash flow • Cash remitted to Group of £612 million up 7% • Most businesses to pay dividends in 2H14.

Cash flow remains an important metric. In HY14, the businesses remitted £612 million (HY13: £573 million) to Group, an increase of 7%. Most of our businesses pay a dividend in the second half of the year and so progress on cash remittances will not be known until our full year 2014 results. We remain focused on increasing the remittance ratio to above 80% (FY13: 72%).

Operating capital generation (OCG4 ) reduced marginally to £910 million (HY13: £933 million1) primarily due to weather losses in Canada and a lower investment return in UK GI due to a smaller inter-company loan. While the smaller intercompany loan has an impact on OCG, the cash impact is offset by lower Group interest costs.

Operating profit4 • Operating profit4: £1,052 million, up 4% • IFRS profit after tax4 up 113%. • Operating EPS4 up 16% to 23.6p.

We are working to restore the link between operating profit, profit after tax and book value growth. During the half, we grew operating profit 4%, increased operating profit after restructuring costs 20% and IFRS profit after tax was 113% higher.

Operating profit increased 4% to £1,052 million (HY13: £1,008 million) despite the impact of lower annuity sales, higher weather losses, disposals and adverse foreign exchange movements. These negative items were more than offset by efficiency improvements and actions on our UK life back book, which generated approximately £100 million of net additional profit. We remain at a very early stage in our back book initiative.

Operating EPS4 improved 16% to 23.6p and IFRS profit after tax4 more than doubled to £863 million, as a result of significantly lower integration and restructuring expenses and positive investment variances.

1    Comparatives have been restated to reflect the changes in MCEV methodology.  See F1 - MCEV Basis of Preparation for further details.
2    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.
3    On a constant currency basis.
4    On a continuing basis, excluding US Life.

Expenses • Operating expenses down 8% to £1,399 million

Operating expenses4 were 8% lower at £1,399 million (HY13: £1,528 million). This expense run rate implies a £568 million lower expense base compared to our baseline of 2011, on which the original £400 million expense target was set.

Historically, integration and restructuring expenses have been too high and have impaired our after tax profits and book value. In the first half, these "below the line" expenses declined 74% to £42 million (HY13: £164 million).

We have subsequently shifted our expense focus away from an absolute reduction to one of improvement in our operating expense ratio. Each cell in every business must improve its operating expense ratio year after year. In HY14, our operating expense ratio reduced to 52.1% and we remain focused on achieving an operating expense ratio below 50% by the end of 2016.

Value of new business1,2 • VNB up 9%3 to £453 million • Growth markets contributed 25% of Group VNB (HY13: 19%)

We measure our growth in life insurance by value of new business (VNB), which is a good proxy for future cash flows. In HY14, VNB increased 9%3 to £453 million (HY13: £428 million) with highly satisfactory performances in our growth markets of Poland (+64%3) and Asia (+76%3). Together with Turkey, our growth markets contributed 25% of Group VNB (HY13: 19%).

Our turnaround markets of Italy and Spain grew VNB 49%3 and 67%3 respectively, although both remain far from their potential. France continued its strong trajectory with 27%3 growth. VNB in UK Life declined 21% due to a 41% reduction in annuity VNB following the reforms announced in the 2014 Budget. We are supportive of the increased flexibility that the annuity reforms give our customers and with our broad range of products, including the recently launched Aviva Investors Multi Strategy fund range, we believe we are well placed for these changes.

Combined operating ratio • COR improved to 95.5% (HY13: 96.2%)

In general insurance, the combined operating ratio (COR) improved to 95.5% (HY13: 96.2%). In the UK, the COR of 94.3% (HY13: 96.3%) is the lowest reported in seven years despite the floods in the early part of the year.

In Canada, adverse weather contributed to a 4.4ppt deterioration in the COR to 96.8% (HY13: 92.4%), while in Europe the result was stable at 96.4% (HY13: 97.0%).

Overall, reserve releases remain modest at £30 million (HY13: £4 million) and the acquisition and expense ratio has improved from 32.3% to 31.0%.

Financial strength • IFRS NAV per share up 7% to 290p

We continue to make progress on restoring Aviva's financial strength. IFRS net asset value per share increased 7% to 290p and MCEV net asset value per share increased 3%1 to 478p.

With the growth in IFRS book value and repayment of £240 million of external debt, our HY14 external leverage ratio was 46%5 (HY13: 50%) of tangible capital and 30% on an S&P basis, the latter broadly consistent with a AA rating. Our target of an external leverage ratio below 40% of tangible capital and below 30% on an S&P basis can be met over time and primarily through growth in our book value.

The inter-company loan is currently £3.6 billion (Feb14: £4.1 billion) and we remain on target to achieve the £2.2 billion loan balance by the end of 2015, as agreed with our regulator.

People

In the second quarter, Chris Wei was appointed CEO of Global Life Insurance. Chris, as former CEO of Great Eastern Holdings Ltd in Singapore, has the strategic and financial acumen to make a difference to our life insurance business at this critical stage of development.

1    Comparatives have been restated to reflect the changes in MCEV methodology.  See F1 - MCEV Basis of Preparation for further details.
2    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.
3    On a constant currency basis.
4    On a continuing basis, excluding US Life.
5    External leverage ratio excludes the impact of the debt raised in July 2014

Outlook

In summary, the half year results show that the momentum of Aviva's turnaround continues. All of our key metrics have improved and operating EPS4 is up 16%.

As the largest general insurer and leading life insurer in the UK, we continue to campaign on major issues of importance to our customers such as motor insurance reform, insurance fraud and addressing the savings gap.

Our new set of targets to achieve an operating expense ratio of below 50% and double annual excess holding company cash flow to £0.8 billion focuses the Group on what is important; improving efficiency year after year and producing a significant uplift in unencumbered free cash flow that can be returned to shareholders.

We have reduced our debt, decreased expenses and increased profit - this is just good business. Aviva remains a work in progress, and these results are a step in the right direction.

Mark Wilson,
Group Chief Executive Officer

4 On a continuing basis, excluding US Life.

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         Group Chief Financial Officer's Report

Overview
Results in the first six months of 2014 showed resilience, despite the challenges presented to the Group. Operating profit increased 4% to £1,052 million, a 9% increase in constant currency, and operating EPS increased 16% to 23.6p.

We continue to focus on improving efficiency. The HY14 operating expense base is £129 million lower, which implies a run rate reduction of £568 million over the 2011 baseline.  The operating expense ratio of 52.1% is improved from 54.8% a year ago.

Aviva's financial strength continues to improve.  IFRS book value per share rose 7% to 290p (FY13: 270p). Our economic capital surplus is £8.0 billion (FY13: £8.3 billion) and central liquidity remains adequate at £1.2 billion. The internal loan is now down to £3.6 billion (Feb14: £4.1 billion) and the external leverage ratio has improved to 46% (FY13: 50%).

During the period we have increased cash remittances 7% to £612 million (HY13: £573 million), with a number of our cash generators expected to pay dividends to Group in the second half of 2014.

Looking forward, our focus will shift from primarily balance sheet repair and capital conservation to cash flow and earnings growth.

Business Unit Performance
Our UK life business grew life operating profit 8% and cash remittances 17%, while at the same time reducing operating expenses 11%. Operating profit included a net additional benefit to profit of around £100 million from actions on our back-book. Value of new business (VNB) declined 21% to £177 million (HY13: £224 million1) primarily due to a 41% reduction in annuity VNB.  We continue to see strong net inflows onto our IFA platform, with assets under management now exceeding £4 billion (HY13: £1.9 billion). Protection VNB increased 25% to £45 million as some bancassurance partners reinvigorated sales of this product. In corporate pensions, our focus is on the SME segment, and we expect to see further benefit from auto enrolment schemes in the second half of the year.
Our UK general insurance business ("UK GI") grew its underwriting result 46% to £114 million (HY13: £78 million) and the combined ratio improved to 94.3% (HY13: 96.3%). The UK results benefitted from expense savings and favourable prior year development partially offset by higher weather losses in the first quarter. A lower long-term investment return (LTIR) of 3.0% on average assets (HY13: 3.1%) resulted in UK GI operating profit only increasing by £12 million to £251 million (HY13: £239 million). This lower investment return is due to a reduced balance on the inter-company loan, which although it impacts the results of the UK GI business, is eliminated on consolidation by lower interest costs at Group. In personal motor, we achieved a COR of 95% (HY13: 96%), despite the rate environment. The homeowner COR of 95% (HY13: 90%) was impacted by the floods in the first quarter. Commercial lines reported significant improvement, with a COR of 92% (HY13: 99%), partially due to the commercial motor reserve strengthening in HY 2013 that did not recur.

Our European businesses reported a 6% increase in operating profit to £498 million (HY13: £472 million), a 9% increase in constant currency.  Value of new business1,2 was 25% higher with the developed European markets of France, Spain2 and Italy2 increasing VNB 29% to £154 million. Cash remittances grew 8% across Europe to £225 million while OCG1 decreased 20% to £258 million. The decline in OCG was primarily due to a one-off benefit from management actions to reduce guarantees on minimum death benefits in France in the first half of 2013. Operating expenses were 8% lower at £306 million, a 4% improvement in constant currency. In Italy, the disposal of our stake in Eurovita and simplification of our joint ventures has improved economic capital and sharpened our strategic and product focus.

Operating profit in our Canadian general insurance business declined £64 million to £83 million (HY13: £147 million).  This was primarily due to higher weather losses of £40 million from the harsh winter and a weaker Canadian dollar, which impacted operating profit by £21 million. The Canadian dividend payment is expected in the second half of 2014, in contrast to 2013, when £63 million was received in the first half of the year.  The combined operating ratio in Canada was 96.8% (HY13: 92.4%).

In Asia, operating profit remained stable at £35 million (HY13: £37 million), value of new business1,2 increased by 62% to £66 million (HY13: £41 million) and cash remitted to Group was £21 million (HY13: nil).

The turnaround at Aviva Investors is, as previously communicated, likely to take time but the launch of the Aviva Investors Multi Strategy fund range is an important milestone. Operating profit increased 32% to £41 million (HY13: £31 million), due to higher performance fees and the transfer of some of the retail fund management business from UK Life. The business had assets under management at HY14 of £234 billion, with £1.7 billion of net external outflows (excluding the impact of the River Road disposal) experienced in the period, primarily due to rotation out of global high yield, convertibles and emerging market debt.

1    Comparatives have been restated to reflect the changes in MCEV methodology.  See F1 - MCEV Basis of Preparation for further details.
2    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.

Capital and liquidity
Our HY14 economic capital surplus3 is £8.0 billion (1Q14: £7.8 billion4) with a coverage ratio of 180%. Economic capital is our preferred measure of capitalisation, especially in anticipation of a transition to Solvency II. Our IGD surplus has increased modestly to £3.3 billion (1Q14: £3.2 billion).

Group centre liquidity currently stands at £1.2 billion (1Q14: £1.5 billion). In accordance with our plans, liquidity has reduced over the quarter due to Group centre spend, repayment of hybrid debt and initial funding of our UK reinsurance subsidiary, offset by remittances from the businesses.

Leverage
Since the FY13 results announcement we have called £240 million of expensive external leverage without refinancing and reduced internal leverage by £500 million. As a result of this external debt reduction and more importantly the increase in IFRS book value the external leverage ratio has improved to 46%7 of tangible capital (FY13: 50%) and 30% on an S&P basis (FY13: 32%).  We remain committed to achieving a debt to tangible capital ratio of below 40% over the medium term, and below 30% on an S&P basis, consistent with a AA rating.

Our intercompany loan balance currently stands at £3.6 billion, down from the £4.1 billion balance reported in March and £5.8 billion reported in early 2013. This reduction has been achieved by a £150 million cash repayment and £360 million of non-cash actions related to the de-risking of the staff pension scheme.

Net Asset Value
            Our IFRS book value per share increased 7% to 290p (FY13: 270p), primarily due to operating earnings, positive investment variances and favourable IAS19 pension surplus movements. This has been partially offset by dividend payments and adverse foreign exchange movements. The MCEV5 value per share increased by 3% to 478p (FY13: 463p1) for similar reasons

	Net asset value6	IFRS	MCEV1
Opening NAV per share at 31 December 2013	270p	463p
Operating profit	24p	31p
Dividends & appropriations	(9)p	(9)
Investment variances	4p	3p
Pension scheme remeasurements	11p	11p
Integration and restructuring costs, goodwill impairment and other	(1)p	(8)p
Foreign exchange movements	(9)p	(13)p
Closing NAV per share at 30 June 2014	290P	478p

1    Comparatives have been restated to reflect the changes in MCEV methodology. See F1 - MCEV Basis of Preparation for further details.
2    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.
3    The economic capital represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
4    The pro forma economic capital surplus at 1Q14 included the benefit of completing the Eurovita, Turkey GI, River Road and South Korea transactions. The South Korea, River Road and Eurovita transactions have now completed at HY14.
5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations as at 30 June 2013 and 31 December
  2013 at their expected fair value, as represented by expected sale proceeds, less cost to sell at those dates.
6    Net of tax and controlling interests.
7    External leverage ratio excludes the impact of the debt raised in July 2014.

Thomas D. Stoddard,
Group Chief Financial Officer

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Notes to editors

Notes to editors

All comparators are for the 6 months to 30 June 2013 unless otherwise stated.
      Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 June 2014. The average rates employed in this announcement are 1 euro = £0.82 (6 months to 30 June 2013: 1 euro = £0.85) and CAD$1 = £0.55 (6 months to 30 June 2013: CAD$1 = £0.64).
      Growth rates in the press release have been provided
in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "projects", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the document include, but are not limited to: the impact of conditions in the global financial markets and the economy generally, including exposure to financial and capital markets risks; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions to address fiscal and budget constraints in the EU, UK and the US; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the impact on our business and strategy due to proposed changes in UK tax law relating to annuities; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3D, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 24 March 2014. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 07:15 hrs BST Analyst presentation: 08:15 hrs BST Presentation slides www.aviva.com 06:30 hrs BST Live webcast: www.avivawebcast.com/interims2014/ 08:15 hrs BST

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 August, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary